Exhibit 99. (a)(1)(b)

MEMORANDUM ANNOUNCING OFFER

To:	Eligible Option Holder

From:	David Overton, Chairman and CEO

Dated:	February 6, 2007

Subject:	Important Information About Certain of Your Cheesecake Factory Stock Option Grants

You are receiving this memo and the attached documents because certain stock options granted to you in prior years were likely issued with an exercise price of less than the fair market value of the underlying common stock on the date of grant.  As a result, you will likely be subject to adverse tax consequences related to these stock options under recently enacted Federal tax rules known as Section 409A. These rules require that these stock options be subject to income tax upon vesting (rather than upon exercise), an additional 20% tax on top of ordinary income tax, and potential penalty and interest charges.

Our stock option plans do not allow us to correct the exercise price of these stock options without your consent.  As a result, we are issuing the attached documents in the form of a tender offer (the “Offer”) to allow you to give the Company your consent to adjust the exercise price on these options to the correct price.  We believe that by doing so, you will avoid the potential adverse tax consequences described above.  Only those stock options that have an exercise price that was, or may have been, less than the fair market value on the option’s grants date and vested after December 31, 2004 are subject to the new tax rules. Consequently, options that do not satisfy these conditions will not be subject to this offer.

Here are your action steps:

1.                                                     Review your stock options subject to this Offer as detailed in the Addendum.  Only those stock options subject to the Offer are listed.  If you hold other stock options and they are not listed on the addendum, those stock options were correctly priced and no action is required by you.

2.                                                     Review the attached materials for detailed information about the Offer. If you have any questions about the materials, please contact us by telephone at: 818-871-8333 or by e-mail at: tenderquestions@thecheesecakefactory.com

We will make every effort to respond to your questions within 2 business days.

3.                                                     After reviewing the attached materials and if you wish to participate in the Offer, complete the enclosed Election Form and deliver it to Michelle Dutcher by fax at 866-767-5780, by hand delivery or by commercial courier capable of providing proof of delivery addressed to The Cheesecake Factory Incorporated, attention: Michelle Dutcher, 26901 Malibu Hills Road, Calabasas Hills, California 91301.  This Election Form must be received before 5:00 p.m., Pacific Time, on March 8, 2007, 2007.

We recognize that there is a lot of information in the attached documents.  We are required by the Securities and Exchange Commission (SEC) rules to supply you with this level of detail. As I mentioned above, we will make every effort to respond to your questions within 2 business days.  However, please note that neither the Company nor the Board of Directors has made, or will make, any recommendations concerning whether or not you should accept this offer.  You must make your own decision about whether to accept this offer, after taking account of your own personal circumstances and preferences.  We recommend that you consult with your tax advisors when deciding whether or not to accept this offer.

Thank you for you immediate attention to this matter.